UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-37384

Lakefront Biotherapeutics
(Translation of registrant's name into English)

Schaliënhoevedreef 20T, 2800 Mechelen, Belgium
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

The information contained in this Report on Form 6-K, including Exhibits 99.1 and 99.2, except for the quotes of Mr. Henry Gosebruch and Mr. Aaron Cox included in Exhibit 99.1, is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333- 218160, 333-225263, 333-231765, 333-249416, 333-260500, 333-268756, 333-275886, 333-283361, and 333-292050).

First Half-Year 2026 Results

On August 10, 2026, the Registrant announced its unaudited first half-year results for 2026 in a press release and half year-report, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Exhibit	Description

99.1	Press Release dated August 10, 2026

99.2	H1 Report 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lakefront Biotherapeutics
(Registrant)

Date: August 12, 2026	/s/ Ying Deng
Ying Deng
Authorized Officer